02035899

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

8 May, 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: May 8, 2001

By: ______________________
Dorcas Murray
Deputy Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

PREMIER FARNELL PLC

2) Name of director

MORTON LEON MANDEL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Non-beneficial holdings

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

935 Partners LP, an Ohio limited partnership, of which the Morton L Mandel Revocable Trust and the Joseph C Mandel Revocable Trust are the General Partners.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director named in 2 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

TRANSFERS OF PREFERENCE SHARES BY WAY OF GIFT FOR NO CONSIDERATION

7) Number of shares/amount of stock acquired

9,461,943 transferred for no consideration.

8) Percentage of issued class

33.86%

9) Number of shares/amount of stock disposed

NIL

10) Percentage of issued class

N/A

11) Class of security

$1.35 Cumulative Convertible Redeemable Preference Shares of £1 each

12) Price per share

N/A

13) Date of transaction

1 MAY 2002

14) Date company informed

3 MAY 2002

15) Total holding following this notification

Morton L Mandel beneficial interest: 1,494,208
Morton L Mandel non-beneficial interest: 16,540,101

16) Total percentage holding of issued class following this notification

The overall Mandel family beneficial and non-beneficial interests in the $1.35 Cumulative Convertible Redeemable Preference Shares are 64.73%.

As a result of these transactions there is no change in the beneficial or non-beneficial interests of the Mandel family.

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

As a result of these transactions there is no change in the beneficial or non-beneficial interests of the Mandel family.

24) Name of contact and telephone number for queries

STEVEN WEBB

Telephone: 0113 387 5277

25) Name and signature of authorised company official responsible for making this notification

Steven J Webb
Company Secretary and General Counsel
150 Armley Road
Leeds
West Yorkshire
LS12 2QQ

Date of Notification: 3 May 2002